UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________________

SCHEDULE 13D
(Amendment No. 3)

Under the Securities Exchange Act of 1934

PHILLIPS 66 PARTNERS LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

718549 207
(CUSIP Number)

Paula A. Johnson Vice President, General Counsel and Secretary 3010 Briarpark Drive Houston, Texas 77042 (855) 283-9237
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 13, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 718549 207
1.	Name of Reporting Person: PHILLIPS 66
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: -- 8. Shared Voting Power: 57,742,986(1) 9. Sole Dispositive Power: -- 10. Shared Dispositive Power: 57,742,986(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 57,742,986(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 70.5%
14.	Type of Reporting Person: CO

(1)
Effective August 1, 2015, Phillips 66 Project Development Inc. ("PDI") beneficially owns 57,742,986 common units representing limited partner interests ("Common Units") in the Issuer. Phillips 66 Company ("P66 Company") owns all of the common stock of PDI. Phillips 66 ("PSX") owns all of the common stock of P66 Company. Accordingly, PSX and P66 Company may be deemed to indirectly beneficially own the Common Units held by PDI.

CUSIP No.: 718549 207
1.	Name of Reporting Person: PHILLIPS 66 COMPANY
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: -- 8. Shared Voting Power: 57,742,986(1) 9. Sole Dispositive Power: -- 10. Shared Dispositive Power: 57,742,986(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 57,742,986(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 70.5%
14.	Type of Reporting Person: CO

(1)
Effective August 1, 2015, Phillips 66 Project Development Inc. ("PDI") beneficially owns 57,742,986 common units representing limited partner interests ("Common Units") in the Issuer. Phillips 66 Company ("P66 Company") owns all of the common stock of PDI. Phillips 66 ("PSX") owns all of the common stock of P66 Company. Accordingly, PSX and P66 Company may be deemed to indirectly beneficially own the Common Units held by PDI.

CUSIP No.: 718549 207
1.	Name of Reporting Person: PHILLIPS 66 PROJECT DEVELOPMENT INC.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: -- 8. Shared Voting Power: 57,742,986(1) 9. Sole Dispositive Power: -- 10. Shared Dispositive Power: 57,742,986(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 57,742,986(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 70.5%
14.	Type of Reporting Person: CO

(1)
Effective August 1, 2015, Phillips 66 Project Development Inc. ("PDI") beneficially owns 57,742,986 common units representing limited partner interests ("Common Units") in the Issuer. Phillips 66 Company ("P66 Company") owns all of the common stock of PDI. Phillips 66 ("PSX") owns all of the common stock of P66 Company. Accordingly, PSX and P66 Company may be deemed to indirectly beneficially own the Common Units held by PDI.

Explanatory Note: This Amendment No. 3 (this "Amendment") is filed by Phillips 66 ("PSX"), Phillips 66 Company ("P66 Company"), and Phillips 66 Project Development Inc. ("PDI" and, together with PSX and P66 Company, the "Reporting Persons") and amends and supplements the statement on Schedule 13D concerning the common units representing limited partner interests ("Common Units") in Phillips 66 Partners LP (the "Issuer") filed by PSX and P66 Company on March 11, 2014, as amended by Amendment No. 1 dated December 1, 2014, and Amendment No. 2 dated March 2, 2015 (the "Schedule 13D"). The Schedule 13D shall not be modified except as specifically provided herein.

Item 2.    Identity and Background

(a)	The names of the reporting persons are:

i.
PSX is a Delaware corporation that wholly owns P66 Company, a Delaware corporation that wholly owns PDI, a Delaware corporation. The name of each director and executive officer of each of PSX, P66 Company, and PDI, and each individual’s principal occupation, is set forth on Schedule I to this Schedule 13D.

ii.	P66 Company, a Delaware corporation that is wholly owned by PSX.

iii.	PDI, a Delaware corporation that is wholly owned by P66 Company.

(b)	The business address of PSX, P66 Company, PDI, and each person listed in Schedule I is 3010 Briarpark Drive, Houston, Texas 77042.

(c)
PSX is a growing energy manufacturing and logistics company with midstream, chemicals, refining, and marketing and specialties businesses with a key focus on safe and reliable operations. P66 Company focuses on refining, marketing and transportation operations, natural gas gathering, processing, transmission, and marketing operations, and petrochemical operations. PDI develops new projects supporting the business of PSX and P66 Company.

(d)	Within the last five years, none of PSX, P66 Company, PDI, nor any person named in Schedule I has been convicted in any criminal proceedings.

(e)
Within the last five years, none of PSX, P66 Company, PDI, nor any person named in Schedule I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Issuer is managed and operated by the board of directors and executive officers of Phillips 66 Partners GP LLC, its general partner (the “General Partner”), which owns 1,671,056 general partner units of the Issuer ("General Partner Units"). PDI, a direct wholly owned subsidiary of P66 Company, a direct wholly owned subsidiary of PSX, owns all of the membership interests in the General Partner and has the right to appoint the entire board of directors of the General Partner. Accordingly, the General Partner is an indirect wholly owned subsidiary of PSX and P66 Company, and PSX and P66 Company may be deemed to indirectly beneficially own the securities held by each of PDI and the General Partner.

Item 3.    Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby supplemented as follows:

On May 13, 2015, all 35,217,112 issued and outstanding subordinated units representing limited partner interests in the Issuer (the "Subordinated Units"), all of which were held at the time by P66 Company, were converted into Common Units on a one-for-one basis at the end of the subordination period (as defined in the Issuer's First Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement"), which is incorporated herein by reference). Subsequent to the conversion, P66 Company held an aggregate of 57,742,986 Common Units of the Issuer.

On August 1, 2015, P66 Company transferred to PDI all of the membership interests in the General Partner and all of the 57,742,986 Common Units held by P66 Company.

Item 4.    Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The purpose of the acquisition by PDI of the Common Units and General Partner Units that were previously directly held by P66 Company is for general investment purposes.

Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire, retain or sell all or a portion of the Common Units in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Units; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth above, the Reporting Persons and Related Persons have no present plans or proposals that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer
Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)    On May 13, 2015, all 35,217,112 Subordinated Units, all of which were held at the time by P66 Company, were converted into Common Units on a one-for-one basis at the end of the subordination period (as defined in the Partnership Agreement, which is incorporated herein by reference). Subsequent to the conversion, P66 Company held an aggregate of 57,742,986 Common Units of the Issuer. On August 1, 2015, P66 Company transferred to PDI all of the membership interests in the General Partner and all of the 57,742,986 Common Units held by P66 Company. As a result of these transfers, PDI now beneficially owns 57,742,986 Common Units, representing approximately 70.5% of the Issuer’s outstanding Common Units. The percentage of Common Units owned by PDI is based upon 81,881,736 Common Units reported to be outstanding by the Issuer as of June 30, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-K filed on July 31, 2015.

(c)    Except as set forth in Item 3 of this Schedule 13D, neither PDI nor P66 Company has effected any transactions in the Issuer’s Common Units within the past 60 days, and neither PSX nor any person listed on Schedule I has effected any transactions in the Issuer’s Common Units within the past 60 days.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2015		Phillips 66
	By:	/s/ Paula A. Johnson
Paula A. Johnson Executive Vice President, Legal, General Counsel and Corporate Secretary

Dated: October 2, 2015	By:	Phillips 66 Company
/s/ Paula A. Johnson
Paula A. Johnson Executive Vice President, Legal, General Counsel and Corporate Secretary

Dated: October 2, 2015	By:	Phillips 66 Project Development Inc.
/s/ Paula A. Johnson
Paula A. Johnson Executive Vice President, Legal, General Counsel and Corporate Secretary

Schedule I
Information regarding each director and executive officer of Phillips 66, Phillips 66 Company, and Phillips 66 Project Development Inc. is set forth below.

Phillips 66
Name, Title	Principal Occupation	Citizenship
Directors
J. Brian Ferguson	Retired former Chairman of Eastman Chemical Company	U.S.
William R. Loomis, Jr.	Independent financial advisor	U.S.
Harold W. McGraw III	Retired former Chairman of McGraw Hill Financial	U.S.
Glenn F. Tilton	Retired former Chairman of the Midwest of JPMorgan Chase & Co.	U.S.
Victoria J. Tschinkel	Vice-Chairwoman of 1000 Friends of Florida	U.S.
Marna C. Whittington	Retired former CEO of Allianz Global Investors Capital	U.S.
John E. Lowe	Non-Executive Chairman, Apache Corporation	U.S.
Greg C. Garland	Chairman of the Board and CEO of Phillips 66	U.S.
Executive Officers
Greg C. Garland	Chairman of the Board and CEO	U.S.
Tim G. Taylor	President	U.S.
Robert A. Herman	Executive Vice President, Midstream	U.S.
Paula A. Johnson	Executive Vice President, Legal, General Counsel, and Corporate Secretary	U.S.
Greg G. Maxwell	Executive Vice President, Finance and CFO	U.S.
Lawrence M. Ziemba	Executive Vice President, Refining	U.S.
Chukwuemeka A. Oyolu	Vice President and Controller	U.S.

Phillips 66 Company
Name, Title	Principal Occupation	Citizenship
Directors
Paula A. Johnson	Executive Vice President, Legal, General Counsel, and Corporate Secretary (Phillips 66)	U.S.
John D. Zuklic	Vice President and Treasurer (Phillips 66)	U.S.
Executive Officers
Greg C. Garland	Chairman of the Board and CEO	U.S.
Tim G. Taylor	President	U.S.
Robert A. Herman	Executive Vice President, Midstream	U.S.
Paula A. Johnson	Executive Vice President, Legal, General Counsel, and Corporate Secretary	U.S.
Greg G. Maxwell	Executive Vice President, Finance and CFO	U.S.
Lawrence M. Ziemba	Executive Vice President, Refining	U.S.
Chukwuemeka A. Oyolu	Vice President and Controller	U.S.

Phillips 66 Project Development Inc.
Name, Title	Principal Occupation	Citizenship
Directors
Paula A. Johnson	Executive Vice President, Legal, General Counsel, and Corporate Secretary (Phillips 66)	U.S.
John D. Zuklic	Vice President and Treasurer (Phillips 66)	U.S.
Executive Officers
Tim G. Taylor	President	U.S.
Robert A. Herman	Vice President	U.S.
Paula A. Johnson	Vice President	U.S.
Ron W. Armstrong	Vice President	U.S.
John D. Zuklic	Vice President and Treasurer	U.S.
Chukwuemeka A. Oyolu	Vice President	U.S.